Exhibit 99.1

BTC Digital Ltd. Regains Compliance with Nasdaq Minimum Bid Price Requirement

SHENZHEN, China, September 11, 2023 /PRNewswire/ -- BTC Digital Ltd. (" BTC Digital" or the "Company") (NASDAQ: METX), a blockchain technology company, today announced that it received a letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC ("Nasdaq") on September 8, 2023, notifying the Company that it has regained compliance with the Nasdaq's minimum bid price requirement and the matter is closed.

As previously disclosed, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) on September 16, 2022, indicating that the Company was not in compliance with Nasdaq Rule 5550(a)(2) (the “Bid Price Rule”), as the closing bid price for the Company’s ordinary shares had been below $1.00 per share for the preceding 30 consecutive business days. In accordance with the Nasdaq Listing Rules, the Company was provided two 180-day compliance periods, or until September 11, 2023, to regain compliance with the Bid Price Rule.

On September 8, 2023, the Company received a written notification from the Staff of Nasdaq, noting that the Company evidenced a closing bid price of its ordinary shares at or greater than the $1.00 per share minimum requirement for the preceding 10 consecutive business days, from August 24, 2023 through September 7, 2023, and informing the Company that it has regained compliance with the Bid Price Rule and the matter is closed.

About BTC Digital Ltd.

BTC Digital Ltd. is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, and mining pool and data center operation.

For more information, please visit: https://meten.investorroom.com

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

IR@meten.com